

INVEST IN **SIG2 LABS**

Perfect timing —no more delays for work on properties and job sites

sig2.com   Mountain View, CA   𝕏 in ▶   Technology   AI   Infrastructure & Construction

Highlights

(1) $250k raised in 2024 from two Angel investors

(2)   Sig2 is field tested across use cases with location-based audio messages heard across the US.

(3)   A unique combination of leadership experience in software and construction.



4. 30 years experience in construction management and operations with deep industry relationships.

Featured Investor



Michael Sims
Syndicate Lead

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Invested $105,000

"Sig2 understands the problems facing the construction, property management and field service industries and has created a simple and effective solution. I have been part of the development of this exciting tool. Based on my experience of over 30 years in the Construction Industry, Sig2 will be a game changer for helping companies communicate more effectively. This will help reduce costly rework and associated schedule delays. I have used Sig2 and know that once people try it, it will change the way they manage their communication."

Our Team



Kai Brunner CEO & Co-founder

25 years in software product design for Silicon Valley startups. The last 15 in enterprise software with a market leading platform used by Fortune 100s.



Mike Sims Investor, Advisor & Board Member

Senior executive in construction operations, having worked on large scale commercial projects across the US.



Prashanth Duggishetti Technology Partner & Venture Studio

Silicon Valley Software Engineer turned founder of Ellenox, the venture studio in India that takes startups from concept to market readiness.



Kishor Kumar Founding Engineer

Deep expertise in Web Application development. Over 10 years experience

in the E-learning domain, architecting software from the ground up.



Eric Vincent Mitchell Investor & Board Member

Retired AT&T executive. Over 30 years experience in HR leadership with deep expertise in leading strategic change and growth initiatives.



James Brown III Advisor

Sales and customer success executive with extensive experience in SaaS and Enterprise Software across global markets.

Invest to solve a problem that burdens the 8.3 million who build our cities and homes.



Sig2
Precise Field Communication
Operation managers can reach each crew member at the right time with location-based audio messages for work on properties and job sites.
Sig2 Labs, Inc. - Investor deck - May 2025

Our Purpose

We have one mission: Solve mistimed communication that causes work delays at properties and job sites.

We have one vision: Every Operations Manager planning where and when information is delivered to each crew member, and knowing who's informed.

Every
Operations Manager



planning
where
and when
information
is delivered.

Why now

A generational shift is happening — 20% of the 7.6 million workforce in the core trades of construction is over 55.

Their coming retirement and the current shortage of qualified workers will leave a knowledge gap that impacts how well work gets done.

20%
of the workforce
is over 55





Line of sight supervision is spread thin as work grows.

Quality work with fewer skilled workers is a growing challenge that line-of-sight supervision alone cannot solve.

Work is projected to increase over the next 5 years, forcing operations to be more efficient. They must do more with less.

Product

Sig2 is a simple communication utility for operation managers.

Location-based audio messages remind and update each crew member at the right place and time. We call these *Smart Reminders*.



Sig2 is a Communication utility.

Location-based audio messages remind and update while driving.



This lightweight Web application integrates with existing workflows, and delivers Smart Reminders to each worker's phone with the Sig2 mobile app.

Sig2 can do what phone calls and text messages can't — Be timely, be heard, and repeat on schedule.

Perfectly timed reminders and updates

Information delivery...	Sig2	Call	SMS	Email
by audio	✔	✔	—	—
in writing	✔	—	✔	✔
immediately	✔	✔	✔	✔
at a future time	✔	—	—	✔
with repetition	✔	—	—	—
by location	✔	—	—	—

Business model

Sig2 is a B2B SaaS (Business to business, Software-as-a-Service). It has a billing model specially adapted to how subcontractors operate.

Subcontractors don't want extra costs, or to pay for what they don't use. Sig2 enables users to adjust their subscription rate to their usage.

Account Holders start with a 14-day free period, then transitions to a billed monthly rate based on the number of Smart Reminders they need, and the number of Receivers they have. The minimum rate is $39.55.

Businesses can grow their operational capacity by adding users and add-on functions.



Usage-based subscription rates
No need to compare plans. Just adjust usage.
Operator Console
Contacts
Groups
Messages
Activity
Monthly Rate
$7.90 per Admin
$7.90
$4.90 per Operator
$4.90
$0.45 per Receiver
$2.25
$0.83 per Message
$20.75
$0.95 per Receiver
$4.75
$0
$0
eofence messages
n the field
Activity History
European languages
World languages
Operator View
Global View

Problem

Inadequate planning and inefficient communication are the top 2 problems that cause 30% of projects in construction to run behind schedule and over budget.



Mistimed communication causes delays.



How can operations time when to update and remind?

Phone calls and text messages require multiple follow ups without knowing the best time to update and remind crew members —much less knowing who's actually been informed, where and when.

Solution

Workers in the construction industry make on average 3.5 trips every work day. That's 2.75 hours of driving — the perfect time to remind each crew member in transit what's next.

3.5 trips per work day.

2.75 hours driving.



Sig2

Perfect timing to update and remind

Sig2 Smart Reminders deliver information read out loud at a specific location

Sig2 Smart Reminders deliver information read out loud at a specific location, on a specific day, at a specific time. Right place. Right time.

Operations can see when crew members have heard a Smart Reminder, giving an awareness of the day's activity, knowing work is on track or delayed.



Remote supervision

Knowing work is on track or delayed

Roadmap

The future is AI-driven and Sig2's trajectory is headed to agentic workflows and field activity predictive analytics.

Sig2 generates invaluable data for business operations to know where they incur delays and can fix inefficiencies. Operation Managers will be able to proactively adjust and eliminate the issues they were blind to.

Team

Sig2 Labs is a venture born from the unique combination of two minds:

One from software product design, and one from construction operations.

Kai and Mike have known each other for 30 years. One building in the digital world, and one building in the physical world. Both committed to quality work, efficiency and leadership.



In late 2023, Kai had designed a prototype for setting location-based audio messages in the field and talked about it on Facebook. It caught Mike's attention.

Mike saw something before anyone else did. A future in which the construction industry's looming problem could be solved:

Better supervision when crews are understaffed — Doing more with less.

Kai first asked for Mike's feedback as a user. Then to provide insights for Sig2's product roadmap. And then to invest in its development, as well as advise how best to integrate Sig2 into operations.

- Sig2 took shape from the input and testing of an expert in construction operations.

- Product decisions were made from relentless daily usage, driving to and from locations (arriving + leaving).

We're ready now. We're introducing Sig2 to the construction industry.

Market size

The construction industry is a vast and deep collective of businesses ranging from large enterprises to small independent teams. We are clear on who to engage first.

We factor the speed at which a decision can be made to adopt Sig2 into operations. This means subcontractors with the independence to use Sig2 immediately.

We are prioritizing subcontractors in the top 4 trades that are engaged the longest on a job site and in the top 3 states with the highest construction activity.

Our focus in the US...



Total Addressable Market
All US subcontractors across 7 field trades:
- Electrical, HVAC, Plumbing, Concrete, Drywall, Roofing, Painting
- Ordered by involvement and duration of work on projects.

Serviceable Addressable Market
Top 4 trades by highest on-site involvement:
- Electrical; HVAC; Plumbing; Concrete
- 395k small businesses (up to 50 employees)

Serviceable Obtainable Market
Filtered by top 3 states with most construction activity:
- #1 Texas, #2 Florida, #3 California
- 65k small businesses (up to 50 employees; Average crew size = 5)

Sig2

Progress

We have completed critical milestones that position us to make the best use of investor funds.


Where are we?
Right here.
Pre-Seed round
Seed round
Phase 1: Concept
- Market study
- Determine ICP
- Proof of concept
Phase 2: Build
- Angel investors
- Core team
- Field tested product (Patent)
Phase 3: Go-to-Market
- Engagement channels
- Customer acquisition
- Sales revenue
Phase 4: Grow sales
- Scale sales process
- Grow revenue
- Product Roadmap

Go to market

We are going to build a relationship with our target audience on the 3-phased approach: "Know us. Like us. Trust us."

We achieve this by engaging with useful content distributed across 4 platforms, creating consistent touchpoints that lead operation managers to making a confident decision to use Sig2.

Our strategy is to take an educational approach by providing useful content on the problem Sig2 solves: Mistimed communication that causes work delays, leading to cost overruns.

We will use AI to generate quality content as scale, and to automate workflows.

Our measure of success is in effectively guiding prospects from hearing about Sig2, to them trusting we can improve their operations.

The end goal is having subcontractors adopt Sig2 into their work habits, and their testimonial convince their peers to do the same.

their testimonial convince their peers to do the same.


Content for learning to use Sig2
Exposure
TRIGGERS
Exploration
Evaluation
Experience
Purchase
Guiding prospects through the "Messy Middle"
with the 7 — 11 — 4 rule
(7 hours. 11 touchpoint. 4 channels)
Know us - General content for the total addressable market
• Channel #1 - Linkedin articles + videos; Industry groups
• Channel #2 - YouTube / How to videos; Shorts
• Channel #3 - Instagram / Posts; Reels
• Channel #4 - Facebook Groups
Like us - Repurposed for the serviceable addressable market
• Channel #1 - Linkedin articles + videos; Industry groups
• Channel #2 - YouTube / How to videos; Shorts
• Channel #3 - Instagram / Posts; Reels
Trust us - Repurposed for the obtainable addressable market
• Channel #2 - YouTube / How to videos; Shorts
• Channel #3 - Instagram / Posts; Reels


Without fail something comes up...
On...
Video
Shorts
Reels
Video
00:47

Competition

Existing enterprise platforms offer robust geofencing solutions that come at a steep price. They are also complex and have a lengthy onboarding process.

These are barriers to entry for smaller operations that leave an opportunity gap for a more affordable tool small businesses can use for direct communication within minutes.

Easy access, simplicity and affordability are Sig2's advantage.

Geofence Tools

Use Case	Top Platforms	Enterprise	SMBs
Crisis management / Mass notification	Everbridge	✓	—
	Regroup	✓	✓
Time tracking / Clock in-out	Connecteam	✓	✓
	Workyard	—	✓
Asset tracking / Equipment	Geotab	✓	—
	Samsara	✓	—
Marketing / Advertising / Communication	Salesforce	✓	—
	AWS	✓	—

Financials

With a $400k raise our pro forma gives us a 20-month runway. We are currently raising up to $124k on Wefunder.

Within the 20-month period, our first objective is to reach break-even, which we realistically achieve by acquiring our first 500 customers.

There is a 5-month ramp up period during which we create the content that proves to effectively engage SMB subcontractors.

This then gives us a 12-month period to acquire an average of 42 customers per month.

A 3-month buffer is factored into the timeline, if the sales momentum is slower.



Forward-looking statements are not guaranteed.

Use of Funds

The allocation of funds is simple and predictable, as the costs of operation and product development have been sustained over the past year.

We have a cohesive team that knows the product roadmap, and how to deliver results.



Operations	$140,000
Product & Engineering	$130,000
Marketing & Sales	$100,000
Travel	$16,000
Reserve	$14,000
Total	$400,000

We are currently raising up to $124k on Wefunder. For the $124k raised through Wefunder, here is our planned use of funds: 30.1% Operations, 44% Marketing & Sales, 15% Engineering, Reserve 3%, 7.9% Wefunder fee.

Your investment

- As a crowdfunding backer of Sig2 Labs (a pre-revenue startup), your investment acquires an early slice of ownership in a capital-efficient product that solves an expensive real-world problem.

- The SAFE (Simple Agreement for Future Equity) converts to equity at a later funding round when the company's shares are given a price (priced round).

- The pricing of Sig2 Labs' shares can also happen in the event that another company wants to acquire it.

- Your investment is illiquid until the next funding event, or acquisition at a priced round.

- The objective is to increase the valuation of Sig2 Labs significantly above the $5,000,000 cap, (i.e. $15M-$20M) which can then translate to a 3x-5x return depending on the terms.

- A realistic timeline to achieve this is 2-5 years, during which scalable growth is our main focus.

- The best path to us achieving this is for you to be involved as an active investor —spread awareness of Sig2 to those who can benefit from using it.|

Forward-looking statements are not guaranteed.

Schedule a meeting, if you have more questions.